UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 3, 2022

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒    Form 20-F  ☐    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐    Yes  ☒    No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

BHP Group Limited Registered in Australia Proxy Form ABN 49 004 028 077 Lodge your Proxy Form: By Email: proxy@computershare.co.za By Fax: Alternatively you can fax your form to 011 688 5238 By Mail: Private Bag X9000 Saxonwold, 2132 South Africa LODGEMENT OF YOUR PROXY FORM To be valid, this proxy form must be received by 10:00 am (Perth time) on Tuesday 8 November 2022. Any proxy form (and any Power of Attorney under which it is signed) received after that time will not be valid for the scheduled meeting. For use by certificated shareholders and dematerialised shareholders who have “own name” registration of securities only. Dematerialised shareholders should promptly provide their voting instructions directly to their CSDP or broker. How to complete this proxy form If you are unable to attend the Annual General Meeting to be held in Perth on Thursday 10 November 2022 at 10:00 am (Perth time), you are encouraged to appoint a person or body corporate who will attend as your proxy and exercise your right to vote your shares. If you appoint a body corporate as your proxy, the body corporate should appoint a person as its representative at the Annual General Meeting in accordance with section 250D of the Corporations Act 2001. If your named proxy attends the meeting but does not vote on a poll on a resolution in accordance with your directions, the Chair of the Meeting will become your proxy in respect of that resolution. Appointment of a second proxy A shareholder entitled to cast two or more votes may appoint up to two proxies (whether shareholders or not) to attend the meeting and vote. A separate proxy form should be used for each proxy appointment. Directing your proxy how to vote If you wish to direct your proxy how to vote (or to abstain from voting) on any resolution, place a mark (“X”) in the “For”, “Against” or “Abstain” box for each resolution. If you mark more than one box on a resolution, your vote on that resolution will be invalid. If you mark the “Abstain” box for a particular resolution, you are directing your proxy not to vote on your behalf and your votes will not be counted in computing the required majority. IMPORTANT NOTE: The key management personnel (‘KMP’) of BHP Group Limited (which includes each of the Directors) and their closely related parties will not be able to vote as your proxy on Items 11 and 12 unless you tell them how to vote or, if the Chair of the Meeting is your proxy, you expressly authorise him to vote even though Items 11 and 12 are connected with the remuneration of the KMP. If you intend to appoint a member of the KMP as your proxy, you can direct them to vote for or against or to abstain from voting on Items 11 and 12 by marking the appropriate boxes on the proxy form. Signing Instructions You must sign this proxy form as follows in the spaces provided: Individual: Where the holding is in one name, the proxy form must be signed by the shareholder or the shareholder’s attorney. Joint holding: Where the holding is in more than one name, all of the shareholders should sign. Power of Attorney: To sign under Power of Attorney, you must have already lodged the Power of Attorney with the Share Registrar for notation. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this proxy form when you return it. Companies: Where the company has a Sole Director who is also the Sole Company Secretary, this proxy form must be signed by that person. If the company (in accordance with section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can sign alone. Otherwise this proxy form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place. If a representative of a company shareholder or a company proxy is to attend the meeting the appropriate “Appointment of Corporate Representative Form” should be given to the Share Registrar prior to the meeting (unless it has previously been given to the Share Registrar). This form may be obtained from the Share Registrar. This proxy form is not for use by beneficial owners of ordinary shares in the South African section of the register who have dematerialised their holdings of ordinary shares in the context of Strate, are holding such shares through a CSDP or broker and who do not have “own name” registration. Beneficial owners of ordinary shares which are dematerialised through Strate (including those who have “own name” registration) wishing to attend the Meeting in person or participate in the Meeting online should promptly contact their CSDP or broker to obtain a letter of representation to enable them to do so. Alternatively, should they not wish to attend the meeting in person, they should provide their CSDP or broker with their voting instruction promptly.

Appointment of Proxy I/We being a member/s of BHP Group Limited and entitled to attend and vote hereby appoint the Chair of the Meeting Write here the name of the person (or body corporate) you are (mark box with an ‘X’) OR appointing if this person is someone other than the Chair of the Meeting. or failing attendance at the Meeting of the person or body corporate named above, or if no person is named, the Chair of the Meeting, to act generally at the Meeting on my/our behalf and to vote in accordance with the directions on this proxy form or, if no directions have been given and to the extent permitted by law, as he or she sees fit, at the Annual General Meeting of BHP Group Limited to be held at the Perth Convention & Exhibition Centre, 21 Mounts Bay Road, Perth, Western Australia on Thursday 10 November 2022 at 10:00 am (Perth time) and at any adjournment or postponement thereof. The IMPORTANT Chair of the NOTE: Meeting default), by signing and returning intends this to form vote you available expressly proxies authorise in accordance the Chair of with the Meeting the Board’s to exercise recommendation your proxy .on If the Items Chair 11 and of the 12 Meeting even though is your the proxy Items (or are becomes connected your with proxy the by remuneration Items 11 and 12 of a by member marking of the key appropriate management box personnel below. . If you appoint the Chair of the Meeting as your proxy, you can direct the Chair to vote for or against or abstain from voting on Please Note: If the Chair of the Meeting is appointed as your proxy (or becomes your proxy by default), the Chair of the Meeting intends to vote available proxies in the manner set out beside each resolution. This reflects the Board’s recommendation. Voting directions to your proxy Please mark X (within the box) to indicate your directions t ai ns r g Abstain Resolutions proposed by the Board For 2 To elect Michelle Hinchliffe as a Director of BHP For 3 To elect Catherine Tanna as a Director of BHP For 4 To re-elect Terry Bowen as a Director of BHP For 5 To re-elect Xiaoqun Clever as a Director of BHP For 6 To re-elect Ian Cockerill as a Director of BHP For 7 To re-elect Gary Goldberg as a Director of BHP For 8 To re-elect Ken MacKenzie as a Director of BHP For 9 To re-elect Christine O’Reilly as a Director of BHP For 10 To re-elect Dion Weisler as a Director of BHP For 11 Adoption of the Remuneration Report For 12 Approval of equity grants to the Chief Executive Officer Resolutions not proposed by the Board Against 13 Amendment to the constitution Against 14 Policy advocacy Against 15 Climate accounting and audit PLEASE SIGN HERE This section must be signed in accordance with the instructions overleaf to enable your directions to be implemented. Individual or Shareholder 1 Shareholder 2 Shareholder 3 Individual/Sole Director and Sole Company Secretary Director/Company Secretary Director // Contact Name Contact Daytime Telephone Date In addition to signing the proxy form in the above box(es) please provide the information above in case we need to contact you.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited

Date: October 3, 2022	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group Company Secretary